AB 3/15

*KH 3/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[redacted]

11019929

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2011

Washington, DC
110

SEC FILE NUMBER
8-00719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Natixis Bleichroeder LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

1345 Avenue of the Americas
(No. and street)

New York	**New York**	**10105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Green **(212) 698-3322**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte and Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	**New York**	**NY**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/22

AFFIRMATION

I, Howard Green, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Natixis Bleichroeder LLC (the "Company") as of and for the year then ended December 31, 2010 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Howard Green
Chief Financial Officer

Subscribed to before me on
this 28th day of February 2011

Notary Public

GEOVANNA FRAGA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01FR6175706
Qualified in New York County
My Commission Expires October 15, 2011

NATIXIS BLEICHROEDER LLC
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATIXIS BLEICHROEDER LLC
(SEC I.D. No. 8-00719)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

**Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.**

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Natixis Bleichroeder LLC

We have audited the accompanying statement of financial condition of Natixis Bleichroeder LLC (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Natixis Bleichroeder LLC at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2011

Natixis Bleichroeder LLC
Statement of Financial Condition
December 31, 2010
(In Thousands of U.S. dollars)

Assets

Cash and cash equivalents	$ 75,490
Securities purchased under agreements to resell	1,475,587
Securities borrowed	450,134
Securities owned, at fair value	66
Receivables from customers, net	6,726
Receivables from brokers, dealers and clearing organizations	28,476
Furniture, office equipment and leasehold improvements, at cost (net of accumulated depreciation and amortization of $9,824)	1,150
Other assets	14,108
Total Assets	$ 2,051,737

Liabilities and Member's Equity

Liabilities	
Securities sold under agreements to repurchase	$ 1,385,813
Securities loaned	449,921
Securities sold, not yet purchased, at fair value	66
Derivative contracts, unrealized losses, at fair value	110
Payables to customers	35,240
Payables to brokers, dealers and clearing organization	1,834
Accounts payable and accrued expenses	14,577
Total liabilities	1,887,561
Member's equity	164,176
Total Liabilities and Member's Equity	$ 2,051,737

The accompanying notes are an integral part of this statement of financial condition

1. Business and Organization

Natixis Bleichroeder LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company engages in several classes of services, including principal transactions and agency transactions in both domestic and foreign equities, and investment banking businesses.

The Company is a wholly-owned subsidiary of Natixis ("Natixis Paris"), an entity incorporated in Paris, France. Natixis Paris is a majority owned subsidiary of Group BPCE. The Company along with other affiliates comprise Natixis Paris corporate and investment banking activities in the United States.

2. Summary of Significant Accounting Policies

Basis of financial information
The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The statement of financial conditon is stated in U.S. dollars.

Use of estimates
The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates. Significant estimates generally include the fair value of securities owned, securities sold, not yet purchased, derivative contracts, unrealized gains and derivative contracts, unrealized losses and deferred taxes.

Cash and cash equivalents
The Company defines cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. Amounts placed with affiliates are not considered cash and cash equivalents. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

Securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("reverse repurchase agreements")
Repurchase agreements and reverse repurchase agreements are recorded as collateralized financing transactions and are carried at the contract value, plus accrued interest, as specified in the respective agreements. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the resale agreements. On a daily basis, the Company manages its credit risk by calculating the market value of each participant's positions and comparing it to the contract amounts. Any differences are collected from or paid to each counterparty.

Securities borrowed and securities loaned
Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash.

The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or excess collateral retrieved, as applicable.

Securities owned, at fair value and securities sold, not yet purchased, at fair value
Proprietary securities transactions are recorded at fair value on trade date in the statement of financial condition. Fair value is generally based on quoted market prices or dealer quotations.

Derivative contracts, unrealized losses, at fair value
Derivative transactions are recorded at fair value on trade date in the statement of financial condition. Fair value is generally based on quoted market prices or dealer quotations.

Customer transactions
Customer securities transactions are recorded on a settlement date basis, while the related commission revenue is recorded on a trade date basis.

Fair value of financial instruments
Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which the Company believes approximate fair value. Assets which are recorded at contract amounts approximating fair value primarily consist of short-term secured receivables, reverse repurchase agreements, securities borrowed, customer and non-customer receivables and certain other receivables. Similarly, the Company's short-term liabilities such as short term borrowings, repurchase agreements, securities loaned, customer and non-customer payables and certain other payables are recorded at contract amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates or market movements.

Concentrations of credit risk
The Company is engaged in various trading and brokerage activities primarily with counterparties in the financial services industry including securities brokers and dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company enters into collateralized reverse repurchase and repurchase agreements and securities lending arrangements. The Company may be exposed to credit risk in the event the counterparty to the transaction was unable to fulfill their contractual obligations and the value of the underlying collateral declines. The Company attempts to minimize credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

Income taxes
Deferred income taxes are computed for the differences between the financial reporting and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized.

As a limited liability company, the Company is disregarded as an entity separate from its owner and sole member Natixis Paris. Accordingly, the Company's results of operations are included in the federal, state and local income tax returns filed by the New York Branch of Natixis Paris ("Natixis Branch"). Pursuant to a tax sharing arrangement, Natixis Branch allocates to the Company its share of tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate tax returns. Deferred and current tax benefits are credited to the Company to the extent such benefits can ultimately be utilized in the Natixis Branch tax return regardless of whether such benefits could ultimately be realized on a stand alone basis. The need for a valuation allowance is determined at the Natixis Branch level rather than at the level of the Company. Amounts receivable or payable with the Natixis Branch related to the Company's current tax provision are settled periodically.

The Company's policy is to evaluate uncertain tax positions based on the estimated likelihood that a tax position will be sustained upon examination. Unrecognized tax benefits are reassessed periodically to determine if a change is needed based on current information.

Furniture, office equipment and leasehold improvements
Property, equipment and computer hardware are recorded at cost and depreciated using the straight-line method over their estimated useful lives, which are generally between three and seven years. Computer software is recorded at cost and amortized on a straight-line basis over its estimated useful life, which is generally three years. Leasehold improvements are recorded at cost and amortized on a straight-line basis over the lesser of the life of the related leases or the life of the improvements.

Translation of foreign currency
Assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates as of the statement of financial condition date.

3. Recently Issued Accounting Standards

Improving Disclosures about Fair Value Measurements

In January 2010, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2010-06, *Fair Value Measurements and Disclosures,* which amends Accounting Standards Codification 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 financial instruments. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance will become effective for the Company beginning January 1, 2011. Adoption is not anticipated to have a material effect on the Company's statement of financial condition.

Subsequent Events

In February 2010, the FASB issued ASU 2010-09, *Subsequent Events*, Topic 855, which amends Accounting Standard Codification 855 to address certain implementation issues related to an entities requirement to perform and disclose subsequent event procedures. The adoption of ASU 2010-09, which was effective upon issuance of the update, did not have a material impact on the Company's statement of financial condition.

4. Securities Owned and Securities Sold, But Not Yet Purchased, at Fair Value

Securities owned and securities sold, not yet purchased consist solely of equity securities of $0.1 million and $0.1 million respectively at December 31, 2010. The Company has sold securities it does not own and it will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations on trade date in the statement of financial condition at fair value. Subsequent market fluctuations may require purchasing the securities at prices which may differ from the market value reflected on the statement of financial condition.

5. Derivative Contracts, Unrealized Losses

Derivative contracts, unrealized losses are $0.1 million and consist of 10 total contracts as of December 31, 2010. The Company's derivative contracts are comprised of foreign exchange forward contracts. These foreign exchange forward contracts are primarily short term in nature and denominated in major currencies.

6. Fair Value Measurement

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique into three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

A review of fair value hierarchy classifications is conducted on an annual basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities.

The Company's cash instruments and currency forward contracts are generally classified within level 1 or level 2 of the fair value hierarchy because they are valued using quoted market prices from securities and derivatives exchanges, dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The Company does not adjust the quoted price for such instruments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

Fair Value Measurements on a Recurring Basis as of December 31, 2010 (in thousands of U.S. dollars)

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents	$ 46,500	$ -	$ -	$ 46,500
Securities owned, at fair value	-	66	-	66
Liabilities:				
Securities sold, but not yet purchased, at fair value	$ -	$ 66	$ -	$ 66
Derivative contracts, unrealized losses, at fair value	-	110	-	110

During the year ended December 31, 2010, $0.1 million of securities owned, at fair value and $0.1 million of securities sold, but not yet purchased, at fair value were transferred to level 2 from level 1. There were no transfers to or from the level 3 category.

7. Receivables From and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to broker, dealers and clearing organizations at December 31, 2010, consist of the following:

(In Thousands of USD)	Receivable	Payable
Receivables and deposits from clearing organizations	$ 26,403	$ 19
Securities failed to deliver/receive	178	1,815
Other	1,895	-
Total	$ 28,476	$ 1,834

8. Receivables from and Payables to Customers

Amounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the statement of financial condition. At December 31, 2010, the receivable from customer was reported net of a $1.7 million allowance for doubtful customer receivables.

9. Related Party Transactions

As of December 31, 2010, the following related party balances appeared in the statement of financial condition:

(In Thousands of USD)	Natixis Paris	Natixis Branch	Natixis FP	NSNA	Natixis DI	NNA	Total
Cash and cash equivalents	$5,020	$ -	$ -	$ -	$ -	$ -	$5,020
Other assets	-	8,369	-	-	-	-	8,369
Securities loaned	-	-	-	(449,921)	-	-	(449,921)
Payables to customers	(502)	-	(7,767)	-	(1,160)	-	(9,429)
Accounts payable and accrued expenses	(1,044)	-	-	-	-	(6,745)	(7,789)
Total	$3,474	$8,369	($7,767)	($449,921)	($1,160)	($6,745)	($453,750)

The Company maintains a cash account with Natixis Paris. The balance in this account is approximately $5.0 million as of December 31, 2010, and is recorded in cash and cash equivalents in the statement of financial condition.

At December 31, 2010, the Company recorded a $8.4 million receivable from Natixis Branch which is reflected in other assets in the statement of financial condition. Included in the foregoing receivable is approximately $8.0 million which represents a receivable for income taxes. Additional information regarding the Company's income taxes is included in Note 12.

The Company enters into securities borrowed and securities loaned transactions with Natixis Securities North America Inc. ("NSNA") as disclosed in the foregoing table.

Payable to customers with affiliates included in the foregoing table represents amounts due for margin and deliver vs payment (DVP) transactions.

The Company has entered into a service agreement with Natixis Paris which permits salesmen registered with the Company to distribute Natixis Paris' research to clients that are located primarily in the United States. Commissions generated by such research are collected by the Company and are remitted to Natixis Paris, net of brokerage related expenses. In connection with the services provided to Natixis Paris, the Company also incurs direct operating expenses and an administrative expense allocation from Natixis North America LLC ("NNA"). As a result of these transactions, at December 31, 2010 the Company has a net payable of $1.0 million to Natixis Paris and a payable of $2.2 million to NNA which are both recorded in accounts payable and accrued expenses in the accompanying statement of financial condition.

The Company has an arrangement with NNA and Natixis Branch whereby it receives and provides administrative support services. The administrative support services include audit, accounting, compliance, human resources, corporate services, information technology, risk management, invoice payment processing, and other support services. At December 31, 2010, the Company has a net payable of $4.5 million to NNA recorded in accounts payable and accrued expenses in the accompanying statement of financial condition comprised of a payable of $5.2 million for invoice processing services and a net receivable of $0.7 million for administrative support services. At December 31, 2010, the Company has a net receivable of $0.3 million from Natixis Branch for administrative support services recorded in other assets in the accompanying statement of financial condition.

10. Employee Benefit Plans

The Company and other affiliates of Natixis Paris sponsor a multi-employer 401(k) plan in which the Company's employees may elect pre-tax deferrals or after tax contributions as a percentage of their compensation subject to IRS limitations. The Company makes matching contributions at the discretion of management up to the maximum amount permitted by the Internal Revenue Code.

Certain employees participate in the Long Term Incentive ("LTI") plan sponsored by the Company. This plan provides for grants of units, the value of which is derived in accordance with the LTI plan documents. As a result of the Company's earnings performance for the year ended December 31, 2010, the units granted under this plan were deemed to have no value. Accordingly, the Company has not recorded a liability for an obligation related to this plan.

Certain employees were granted an incentive award under the Natixis Employee Retention and Performance Plan ("ERP Plan") which is sponsored by Natixis Paris. The initial awards granted under the plan occurred in March 2010. Under the ERP Plan design, eligible employees are granted "Conditional Value Units" ("CVU") in which the employee vests annually over a three year period beginning on the grant date, subject to certain performance conditions A CVU does not grant the employee any ownership rights in Natixis Paris.

The value of a CVU is determined as the arithmetic mean of the 20 closing prices of Natixis Paris listed stock prior to the annual vesting date. Vested awards are paid to the employees annually in March. The Company accrues the cost of the ERP Plan over the period during which the employee renders service. At December 31, 2010 the Company recorded a liability of $1.3 million related to the ERP Plan which is reported in the accounts payable and accrued expenses in the accompanying statement of financial condition.

11. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1.5 million or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2010, the Company had net capital of approximately $147.4 million which was 171% of aggregate debit balances and approximately $145.7 million in excess of minimum net capital.

Effective December 31, 2010, the Company was required to segregate securities not less than $42.9 million to a special reserve account for the exclusive benefit of customers to satisfy Rule 15c3-3. To satisfy this requirement, the Company segregated securities obtained as collateral which are included in securities purchased under agreements to resell in the accompanying statement of financial condition.

12. Income Taxes

The Company's results of operations are included in the federal, state and local income tax returns filed by Natixis Branch.

The Company recognized net deferred tax assets of $1.2 million at December 31, 2010 which are included in other assets in the statement of financial condition. The deferred tax asset is attributed to temporary differences primarily related to compensation and depreciation. The Company has not recorded a valuation allowance against the deferred tax assets, as it is more likely than not to be realized in the future. At December 31, 2010, the Company had no accrued interest or penalties related to unrecognized tax benefits in the accompanying statement of financial condition. The Company's income tax returns are subject to examination from various governmental taxing authorities. Income tax returns for years after 2006 may still be examined by the appropriate federal, state or local income tax authority. Currently, there is an examination in progress of the Company's 2008 tax return by the Internal Revenue Service. Additionally, the stub period November 1, 2009 through December 31, 2009 was included in the 2009 results of Natixis Branch and is currently being examined by the Internal Revenue Service.

The Company does not expect unrecognized tax benefits to change significantly during the twelve months subsequent to December 31, 2010.

13. Commitments and Contingencies

The Company has a non-cancelable operating lease for premises that expires in April 2011 and will relocate to a facility leased by an affiliate. The Company's future minimum rental commitments under this expiring lease is approximately $1.3 million which is partially offset by sublease commitments which also expires in April 2011 of $0.5 million at December 31, 2010.

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. It is the opinion of management, after consultation with counsel, that there are no matters pending against the Company that could have a material adverse effect on the statement of financial condition of the Company at December 31, 2010.

14. Collateral Arrangements

The Company has received securities in connection with reverse repurchase and securities borrowed agreements with an estimated fair value of $1.9 billion as of December 31, 2010 which it can sell or re-pledge. These securities are not reflected on the statement of financial condition as the Company does not own them. Substantially all of these securities have been re-pledged to counterparties or segregated to satisfy regulatory requirements as of December 31, 2010.

15. Financial Instruments with Off-Balance Sheet Risk

The Company enters into various transactions involving futures, forwards and foreign exchange contracts and other transactions which are recorded at fair value in the statement of financial condition.

In addition, the Company has sold financial instruments that it does not currently own and will therefore be obligated to purchase such financial instruments at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2010, at fair value of the related financial instruments and will incur a loss if the fair value of the financial instruments increases subsequent to December 31, 2010.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transaction may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

16. Subsequent Events

The Company evaluates subsequent events through the date on which the statement of financial condition is issued. In January 2011, Natixis Paris approved the merger of the Company with NSNA, an affiliated broker dealer. This merger, which requires regulatory approval, is expected to be completed before December 31, 2011.

*****

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2011

Natixis Bleichroeder LLC
1345 Avenue of the Americas
New York, NY 10105

In planning and performing our audit of the financial statements of Natixis Bleichroeder LLC (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated February 28, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule l7a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-(13); (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal

control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours Truly,

Deloitte & Touche LLP

Deloitte.

SEC Mail Processing

MAR 01 2011

Washington, DC
110

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Natixis Bleichroeder LLC
1345 Avenue of the Americas
New York, NY 10105

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Natixis Bleichroeder LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 28, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended Dec. 31st, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

000719 FINRA DEC
NATIXIS BLEICHROEDER LLC 9*9
ATTN: ACCOUNTING DEPT
1345 AVENUE OF THE AMERICAS
NEW YORK NY 10105-0302

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Howard Green (212)698-3322

2. A. General Assessment (item 2e from page 2)		$ 87,819
B. Less payment made with SIPC-6 filed (exclude interest) 7/22/10 Date Paid		(43,826)
C. Less prior overpayment applied		(-)
D. Assessment balance due or (overpayment)		43,993
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 43,993
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 43,993	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Natixis Bleichroeder LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 28th day of February, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2010
and ending 12/31, 2010
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 43,111,569
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		105,182
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		180,684
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		1,140,750
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 6,557,238	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 13,795	
Enter the greater of line (i) or (ii)		6,557,238
Total deductions		7,983,854
2d. SIPC Net Operating Revenues		$ 35,127,715
2e. General Assessment @ .0025		$ 87,819
		(to page 1, line 2.A.)